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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)
                                  NEWS RELEASE

For Immediate Release
August 23, 2006

               CANWEST'S SALE OF TV3 IRELAND APPROACHES COMPLETION Granada agrees to sell its stake, completion expected August 31

WINNIPEG - CanWest Global Communications Corp. today announced that Granada Media Group Limited has agreed to waive its pre-emption right and sell its securities of CanWest Granada Media Holdings Limited (CGMH), which owns and operates the TV3 television network in Ireland, to funds managed by Doughty Hanson & Co. The transaction is currently expected to be completed on or about August 31, 2006.

CanWest had previously announced the sale of CGMH and its Irish sales arm, CanWest Ireland Sales Limited, for an aggregate price of E265.0 million (approximately C$382.8 million at current foreign currency exchange rates, subject to certain customary price adjustments based upon the companies' financial positions at the completion date). CanWest owns 45% of CGMH and 100% of CanWest Ireland Sales Limited. CanWest expects to receive approximately E133.4 million (approximately C$192.7 million at current foreign currency exchange rates) of the E265 million sale proceeds (before adjustments), which upon completion of the transaction will be used to reduce debt and further strengthen CanWest's financial position.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Ireland, Singapore, Malaysia, Turkey and the United Kingdom.

For further information contact:
Tom Strike
President, CanWest MediaWorks International
Tel: +1 204 956 2025
Fax: +1 204 947 9841

(IMAGINE LOGO)
A Caring Company

31st Floor CanWest Global Place - 201 Portage Avenue - Winnipeg, Manitoba Canada
   R3B 3L7 - Tel. (204) 956-2025 - Fax (204) 947-9841 - www.canwestglobal.com